UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-41869

Captivision Inc.

(Exact name of registrant as specified in its charter)

298-42 Chung-buk Chungang-ro Chung-buk,

Pyeong-taek, Gyounggi, Republic of Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

This Form 6-K/A amends the Form 6-K dated December 12, 2023 solely for the purpose of adding Exhibits 10.1, 10.2 and 10.3. Except as described above, this amendment does not amend any information set forth in the original Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description

10.1	Loan Agreement between the Company and KEB Hana Bank dated November 28, 2023.
10.2	Loan Agreement between the Company and KEB Hana Bank dated November 28, 2023.
10.3	Extension Agreement between the Company and SBI Savings Bank dated December 4, 2023.
10.4*	Extension Agreement between the Company and Han Seongik dated December 4, 2023.
10.5*	Extension Agreement between the Company and Lee Hojun dated December 4, 2023.
10.6*	Extension Agreement between the Company and Lee Seongsoo dated December 4, 2023.
10.7*	Extension Agreement between the Company and Yuha Asset Co., Ltd. dated December 4, 2023.
10.8*	Extension Agreement between the Company and Park Yongjoo dated December 4, 2023.
10.9*	Extension Agreement between the Company and Kim Jaeyun dated December 4, 2023.
10.10*	Extension Agreement between the Company and Yong-Woo Kim dated December 4, 2023.
10.11*	Extension Agreement between the Company and Yong-Woo Kim dated December 4, 2023.
10.12*	Extension Agreement between the Company and Nam-In Kim dated December 4, 2023.
10.13*	Extension Agreement between the Company and Kyeong-Sook Kim dated December 4, 2023.

* Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Captivision Inc.

By:	/s/ Gary Garrabrant
Name:	Gary Garrabrant
Title:	Executive Chairman

Date: December 21, 2023